VIA EDGAR AND
VIA FACSIMILE

July 1, 2005

Re:	Accenture SCA File No. 000-49713 Form 10-K for the year ended August 31, 2004 Form 10-Q for the quarter ended November 30, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Kathleen A. Collins, Branch Chief Jorge Bonilla, Staff Accountant

Dear Ms. Collins and Mr. Bonilla:

     On behalf of Accenture SCA (the “Company”), we are providing the following responses to the comments set forth in your comment letter dated June 17, 2005. To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K

Note 2 — Restructuring and Organization Costs (Benefits), page F-19

1. We note your response to our previous comment no. 3. With regards to the 2001 restructuring liability, please provide the following:

•	Please provide a reconciliation of the accrued liability for reorganization costs at the end of each fiscal year, beginning with the $544 million accrued in fiscal 2001 for indirect taxes and other costs imposed on transfers of assets to a corporate structure, and ending with the $454 million accrual outstanding at August 31, 2004.
•	Has the Company paid out any amounts against these liabilities or has the reductions to the liability account been mainly through benefits recognized in income resulting from final determinations?
•	Tell us what the “final determinations” entail. What is involved in the determining the final settlement amounts and why do you anticipate this taking seven years, 2008?
•	Tell us what you mean by “certain shareholder and partners expenses related to transfer of certain entities to Accenture as part of the reorganization”. What type of expenses are you referring to? How and when do you intend on paying these expenses?

The $544 million of expense recorded in fiscal 2001 represented $89 million for restructuring and $455 million related to non-income tax liabilities, such as stamp taxes, as well as liabilities for certain shareholders’ and partners’ expenses.

A reconciliation of the accrued liability for reorganization costs at the end of each fiscal year through August 31, 2004 is set forth below:

	August 31,	August 31,	August 31,	August 31,
	2001	2002	2003	2004
Reorganization liability balance, beginning of period	$—	$447	$443	$510
Net (benefit) expense recorded	544	—	(18)	(78)
Payments	(97)	(4)	—	—
Foreign currency translation	—	—	85	22

Reorganization liability, end of period	$447	$443	$510	$454

The reductions to the liability account have occurred due to $101 million of cash payments and $96 million through benefits recognized in income resulting from final determinations through August 31, 2004. Additionally, net benefits totaling $29 million have been recognized in income from final determinations in the six months ended February 28, 2005.

With respect to these liabilities, a “final determination” involves either the expiration of an applicable statute of limitations or a final agreement with a tax authority. We anticipate that reorganization liabilities will be substantially diminished by the end of fiscal year 2008 because final statutes of limitations will expire in a number of tax jurisdictions by that year. However, tax audits or litigation may delay final settlements. A final determination will either result in a payment on a final settlement or the recording of a reorganization benefit in our income statement. This approach to final determinations of our reorganization liabilities is consistent with our approach involving tax matters and neither approach adjusts for the risk of audit.

Shareholder and partner expenses primarily represent unusual and disproportionate individual income tax exposures in certain tax jurisdictions that may be applicable to certain, but not all, of our shareholders who were partners at the time of our incorporation. These exposures specifically related to the transfer of their partnership interests in certain entities to Accenture as part of the reorganization. As most recently reiterated in our Annual Report on Form 10-K for the fiscal year ended August 31, 2004, we have informed our partners that the Company will, in certain circumstances, provide a legal defense to that partner if his or her tax reporting position on the transfer of his or her interest into our corporate structure is challenged by the relevant tax authority. In the event such a defense is unsuccessful, and the partner is then subject to extraordinary financial disadvantage, we will review such circumstances for any individual partner and find an appropriate way to avoid severe financial damage to that individual partner. The Company has identified certain shareholders who were partners at the time of our incorporation who may incur such unusual and disproportionate financial damage in certain jurisdictions and has recorded reorganization expense and the related liability where such liabilities are probable. If additional taxes are assessed on our shareholders and/or partners in connection with these transfers, we intend to make payments to reimburse the costs associated with the assessment either to the shareholder and/or partner, or to the taxing authority.

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     Please do not hesitate to call Laurent C. Lutz at 312-693-7031 or Douglas G. Scrivner at 650-213-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Douglas G. Scrivner
By:	Douglas G. Scrivner

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